Exhibit 12


September 20, 1995



Board of Directors
Washington National Insurance Company
300 Tower Parkway
Lincolnshire, IL 60069


Re:      Reorganization of Separate Account I


Gentlemen:

I am Vice President, Corporate Counsel and Secretary of Washington National Insurance Company, an Illinois Corporation, and am authorized to practice law in the state of Illinois. I have acted as counsel for Washington National Insurance Company in connection with the transfer of the assets of Separate Account I to the Scudder Variable Life Investment Fund and the reorganization of the Account into a unit investment trust (the "Transaction").

As such counsel, I have reviewed copies of the applicable annuity contracts, the Form N-14 Registration Statement, the Asset Transfer Agreement and Plan of Reorganization, and examined such other documents, made investigations of fact, and considered such questions of law as, in my judgment, have been necessary to enable me to render this opinion. Based upon the foregoing, I am of the opinion that the transaction will result in no adverse tax consequences to the contract holders of annuity contracts issued through Separate Account I.

My opinion is based upon existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and currently effective Treasury Regulations promulgated under the Code, applicable legislative history of the Code, and existing judicial decisions and present administrative rulings and practices, all of which are subject to change and differing interpretations at any time. Any change in the state of existing tax law may render inaccurate my opinion.
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Board of Directors
September 20, 1995
Page 2


I hereby consent to the inclusion of this opinion as an exhibit to this Registration Statement on Form N-14.

Respectfully submitted,



Craig R. Edwards

CRE/sr